                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                          Commission File Number _____________

                           NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-KSB    [_] Form 11-K    [_] Form 20-F    [x] Form 10-QSB

               [_] Form N-SAR

               For Period Ended: August 31, 2007

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant: BodyTel Scientific Inc.

2470 St. Rose Pkwy, Suite 304

Address of Principal Executive Office (Street and Number)

Henderson, NV,89074

City, State and Zip Code

                                    PART II

                             RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b), the following should be completed. (Check box if appropriate.)

[X]

(a)  The reasons  described in  reasonable  detail in Part III of This form could not be eliminated without unreasonable effort or expense

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[X]

(b)  The subject annual report,  semi-annual report, transition report on Form 10-QSB,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion thereof will be filed on or before the 15th calendar day following the prescribed  due date;  or the  subject  quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or  before  the  fifth  calendar  day  following the prescribed due date; and

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     |    (c)  The accountant's statement or other exhibit required by Rule

     |         12b-25(c) has been attached if applicable.

                                    PART III

                                   NARRATIVE

The Registrant hereby represents that it is unable to file its Quarterly Report on Form 10-QSB for the period ended August 31, 2007, because the Registrant’s management and independent auditor were unable to complete the review of its financial statements by the prescribed due date. The delay could not be cured without unreasonable effort or expense.  The Registrant further represents that the Form 10-QSB will be filed no later than the 5th day following the date on which the Form 10-QSB was due.

                                    PART IV

                               OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

     Stefan Schraps, President and Chief Executive Officer

     BodyTel Scientific Inc.

     2470 St. Rose Pkwy, Suite 304

     Henderson, NV, 89074

     Telephone: 702-448-5628

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [x] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [_] Yes  [x] No

     If so: attach an explanation of the anticipated change, both narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

BodyTel Scientific Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  October 15, 2007              By    /s/  Stefan Schraps

By:  Stefan Schraps

 Chief Executive Officer and President